June 15, 2005

Via US Mail and Facsimile

Mr. Edmund Walsh
Chief Financial Officer
Clarion Technologies, Inc.
38 W. Fulton, Suite 300
Grand Rapids, MI 49503

Re: Clarion Technologies
       Form 10-K for the year ended December 25, 2004
       Form 10-Q for the period ended April 2, 2005
       Commission File Number: 000-24690

Dear Mr. Walsh:

We have reviewed the above referenced filing and have the following comments. We have
limited our review to the financial statements and related disclosures included within these
documents. Understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in
future filings. If you disagree, we will consider your explanation as to why our comments are
inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. Please be as
detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may
have about any aspects of our review.

                    ****
Item 1. Description of Business

1. Supplementally explain your basis in GAAP for capitalizing deferred and accrued interest.
    We may have further comment on your response. Assuming a satisfactory response, the
    notes to the financial statements should contain the accounting policy describing this
    treatment, including the amount capitalized in each period.

Mr. Edmund Walsh
Clarion Technologies, Inc.
June 15, 2005
Page 2

Item 7. Management's Discussion and Analysis

Liquidity and Capital Resources, page 15
2. We note from the tabular presentation in Item 6 on page 11 that, for the past five years, you
    have had negative working capital. We also note that you briefly discuss this fact as an
    introduction to your Liquidity and Capital Resources section on page 15.

Please expand this
    discussion to include how your situation compares to the industry norm. This disclosure
    should adhere to the standards set forth for discussions of known trends in section III.B.3 of
    the December 2003 Interpretation of Commission Guidance Regarding Management's
    Discussion and Analysis of Financial Condition and Results of Operations, which can be
    found on www.sec.gov.

Table of Contractual Obligations, page 16
3. We note that you have included footnotes to your table of contractual obligations detailing
    the specific terms of your credit facilities. Because the table is aimed at increasing
    transparency of cash flow, we believe you should include scheduled interest payments in the
    table. To the extent interest rates are variable and unknown, you can use judgment in
    determining the appropriate methodology and estimated amounts of future interest payments.
    For example, you could apply the currently applicable interest rate to determine the value of
    future payments. In the alternative, the footnote to the table should provide appropriate
    disclosure to clarify the action taken if interest payments are excluded. In addition, the note
    should supplement the table by including additional information material to an understanding
    of your cash requirements (e.g. the amount of interest to be incurred in each of the next five
    years). Your preferred stock presentation should be similarly revised.

Note 1   Goodwill, page 28

4. In view of the significant amount of goodwill relative to total assets and the operating
    conditions and liquidity constraints discussed in note 13, your current disclosure is too
    general. In this regard, we believe you should expand the accounting policy to describe how
    an assessment for impairment is done. Among other items that may require disclosure, your
    should address the methodology for determining the fair value of the reporting unit, including
    how such amounts are measured and the amount of reporting units used in your impairment.
    Refer to the guidance in paragraphs 18, 23 and 30 of SFAS No. 142.

Note 4   Income Taxes, page 36

5. We note from your disclosure on page 18 that you currently have deferred income tax assets
    that are fully reserved because their realization is in doubt. We also note that your gross
    deferred tax asset is $23,549,000 and your valuation allowance is $17,192, leaving a deferred
    tax asset of $6,357 if considered separately from your deferred tax liability of $6,357.

Mr. Edmund Walsh
Clarion Technologies, Inc.
June 15, 2005
Page 3

Supplementally explain to us how you have independently considered each source of your
    deferred tax asset and future taxable income in determining that a full valuation allowance on
    your gross deferred tax assets or, at a minimum, to the fullest extent of the net operating loss
    carryforwards at $20.8 million was unnecessary. As a related matter, please revise your
    disclosure on page 18 to reflect your actual valuation allowance position.

Schedule II   Valuation and Qualifying Accounts, page 45

6. We note from your disclosure within Critical Accounting Policies on page 18 that you have
    identified your inventory obsolescence policy as a critical accounting policy. Please
    supplementally provide to us and revise your Schedule II presentation to include a roll
    forward of your inventory obsolescence reserve, presented in accordance with Rule 12-09 of
    Regulation S-X, as required under Rule 5-04. In addition, Schedule II should also include
    the deferred tax valuation allowance, as a valuation and qualifying account.

Other

7. From a description of your products in the Business section, we note that you manufacture
    only custom parts based on customer-specifications. It is unclear if you provide a product
    warranty under the contracts with your customers. Please expand the business section to
    address whether a warranty is provided for your products. In addition, if product warranty is
    applicable, please provide disclosures required by paragraph 14(a)-(b) of FASB
    Interpretation No. 45.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filings reviewed by the staff to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

In connection with responding to our comments, please provide, in writing, a statement from the
company acknowledging that

    the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    staff comments or changes to disclosure in response to staff comments in the filings
    reviewed by the staff do not foreclose the Commission from taking any action with
    respect to the filing; and
    the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you
provide to the staff of the Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of
this letter. Please understand that we may have additional comments after reviewing your
response. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have
questions or concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief